March 3, 2026

James DiPrima
Chief Financial Officer
Blue Chip Capital Group, Inc.
110 East 59th Street, 23rd Floor
New York, NY 10022

        Re: Blue Chip Capital Group, Inc.
            Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2025 File No. 000-56751
Dear James DiPrima:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2025
Item 9. Changes in and Disagreements With Accountants on Accounting and
Financial
Disclosure, page 26

1. Disclosure on page 26 states that you have filed a letter from Hudgens CPA PLLC as
       Exhibit 16.1 to your form 10-K/A, and the same disclosure is in your 10-K. However, this letter does not appear to be included as an exhibit to either of these filings. Please include this letter as an exhibit in an amended Form 10-K or revise your disclosure to reference the Exhibit included within the relevant Item 4.01 Form 8-K that has been filed.
Corporate Governance, page 30

2. We note your disclosure on page 30 that you have included as exhibits certifications of your Chief Executive Officer and Chief Financial Officer. However, there do not appear to be any certification exhibits included with your 10-K or 10-K/A related to Section 906 of the Sarbanes-Oxley Act or Rule 13a-14(a) / Rule 15d-14(a). Please file a new full amendment to the Form 10-K and include these certifications as exhibits. March 3, 2026
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance